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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AVANZA CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 EAST 57TH STREET, 18TH FLOOR
(No. And Street)

SEC Mail Processing

NEW YORK (City) NY (State) 10022 (Zip Code)

MAR 17 2020

Washington, DC

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS DUMAS 212-542-4444
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DENNIS R DUMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVANZA CAPITAL MARKETS INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JOANN V KIRK
Notary Public
MIDDLETOWN TWP, BUCKS COUNTY
My Commission Expires Jan 26, 2021

Joann V Kirk
Notary Public
March 13, 2020

[Signature]
Signature

PRESIDENT AND CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)
FOR THE YEAR ENDED DECEMBER 31, 2019

Table of Contents

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Avanza Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avanza Capital Markets, Inc. (the "Company") (a Delaware corporation), as of December 31, 2019 and the related statement of operations, changes in subordinated liabilities, changes in shareholders' equity, and cash flows for the year ended December 31, 2019, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Avanza Capital Markets, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 14, 15 and 16, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
March 12, 2020

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	23,269
Due from brokers		8,427
Accounts receivable		11,970
Deposits with clearing brokers		753,505
Prepaid expenses and other assets		49,250
TOTAL ASSETS	$	846,421

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	44,153
Commissions and fees payable		1,444
Subordinated borrowing		250,000
TOTAL LIABILITIES	$	295,597
Stockholder's equity:		
Common stock, 1,000 shares authorized, $.001 par value; 510 shares issued and outstanding		1
Additional paid-in capital		1,779,937
Accumulated deficit		(1,229,114)
TOTAL STOCKHOLDER'S EQUITY		550,824
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	846,421

See accompanying notes to financial statements.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue:	
Commissions and fees	$ 635,298
Interest and other income	275,633
Total revenue	910,932
Expenses:	
Employee compensation, benefits and related costs	623,167
Commissions, clearing and execution	206,468
Professional fees	57,322
Consulting	7,500
Rent, occupancy and related costs	68,269
Market data	30,532
Communications	25,067
Interest expense	8,759
Licenses and registrations	16,644
Office expenses	28,056
Other	20,672
Total expenses	1,092,456
Net Loss	$ (181,524)

See accompanying notes to financial statements.

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-in Capital	Accumulated deficit	Total
Balance - beginning of the year	$ 1	$ 1,666,141	$ (1,047,589)	$ 618,553
Contributions (withdrawals)	-	113,795	-	113,795
Net Loss	-	-	(181,524)	(181,524)
Balance - end of the year	$ 1	$ 1,779,936	$ (1,229,113)	$ 550,824

See accompanying notes to financial statements.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net Loss	$ (181,526)
Changes in operating assets and liabilities:	
Due from brokers	34,176
Account receivables	10,802
Prepaid expenses and other assets	(25,415)
Accounts payable and accrued expenses	22,420
Commissions and fees payable	(2,920)
Net cash used in operating activities	(142,463)
Cash used in financing activities:	
Capital Contribution	113,795
Net cash used in financial activities	113,795
Net decrease in cash and cash equivalents	(28,668)
Cash, beginning of the year	51,938
Cash, end of the year	$ 23,269

Supplemental disclosure of cash flow information:	
Interest paid	$ 8,759

See accompanying notes to financial statements.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

AVANZA CAPITAL MARKETS, INC.
(A Wholly-Owned Subsidiary of Avila Capital Markets Group, LLC)

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2019

Subordinated borrowings, beginning of the year	$ 250,000
Subordinated borrowings, end of the year	$ 250,000

See accompanying notes to financial statements.

These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.